

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 16, 2020

<u>**Via E-Mail**</u>

Peter G. Smith
Kramer Levin Nafatlis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036

> **Re:** **First Choice Healthcare Solutions, Inc.**
> **PREC14A filed on June 15, 2020**
> **Filed by VIA Acquisition Corporation** *et al.*
> **File No. 0-53012**

Dear Mr. Smith:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the revised proxy statement listed above. Our comments follow. All defined terms used here have the same meaning as in your filing.

PREC14A filed on June 15, 2020 - General

1. Please update the proxy statement to reflect recent developments such as the bankruptcy filing by First Choice.

2. We reissue comment 8 in our comment letter dated June 12, 2020. Please include a Background or other section in the proxy statement that details the history (if any) between any participant and First Choice leading up to this proxy contest, including a summary of the contacts between these parties and the court action that resulted in the 2020 Annual Meeting being held.

3. Refer to comment 9 in our June 12, 2020 comment letter. We note the responsive changes to the revised preliminary proxy statement, including on page 1, about the number of directors to be elected at the June 5, 2020 Annual Meeting. However, the Notice of Annual Meeting posted on First Choice's Web site describes the business to be transacted at the meeting as follows: "to elect three (3) directors to hold office until the 2021 annual meeting…" This contradicts your disclosure indicating that five directors will be elected. Please advise or revise.

4. See our last comment above. Your proxy statement indicates that you do not oppose one of the Company's nominees, Mr. James Renna, and consequently have nominated four nominees for what you believe to be five director positions. However, if only three directors

are to be elected, your disclosure that you do not oppose one Company nominee becomes unclear. Please revise or advise.

Certain Information Regarding the Participants, page 10

5. Refer to the disclosure in the first sentence on page 11 which states that neither VIA nor other participants in this solicitation own any securities of First Choice. This contradicts disclosure elsewhere in the proxy statement regarding shares held by them. Please revise or advise.

Who are the Nominees?, page 14

6. Your disclosure states that "[y]ou can only vote for the Company's director nominees by executing and returning a proxy card provided by the Company." However, the Company has not filed a proxy statement in connection with the 2020 Annual Meeting and does not appear to be soliciting proxies. Please revise or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions